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                              July 21, 2021

       Ryan Gilbert
       President and Chief Executive Officer
       FTAC ZEUS ACQUISITION CORP.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: FTAC ZEUS
ACQUISITION CORP.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on July 2,
2021
                                                            File No. 333-253995

       Dear Mr. Gilbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Limited Payments to Insiders, page 26

   1. We note your response to prior comment 1 and re-issue in part. Please revise here to disclose the potential
amount payable for the "standard advisory fee" to affiliates of your sponsor and whether
there are limitations to such amount. Also clarify whether the reference to customary
fees for financial advisory services solely refers to fees to Cohen
                                                        & Company Capital
Markets. We note your disclosure of certain fees on page 66.

              You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
       Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
 Ryan Gilbert
FTAC ZEUS ACQUISITION CORP.
July 21, 2021
Page 2

Collins, Staff Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-
551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameRyan Gilbert
                                                         Division of
Corporation Finance
Comapany NameFTAC ZEUS ACQUISITION CORP.
                                                         Office of Energy &
Transportation
July 21, 2021 Page 2
cc:       Mark Rosenstein
FirstName LastName